Filed by Terra Industries Inc.
pursuant to Rule 425 under the
Securities Act of 1933
Subject Company: Terra Industries Inc.
Commission File No.: 001-08520
On March 19, 2010, Terra Industries Inc. (“Terra”) and CF Industries Holdings, Inc. jointly sent the following letter to Terra stockholders:

March 19, 2010
Dear Terra Stockholder:
     As you may know, on March 12, 2010, Terra Industries Inc. (“Terra”) entered into a definitive merger agreement with CF Industries Holdings, Inc. (“CF Industries”) to combine our two companies. Pursuant to the terms of the agreement, CF Industries has commenced an exchange offer to purchase all of the outstanding shares of Terra common stock for $37.15 in cash and 0.0953 of a share of CF Industries common stock for each share of Terra common stock. Unless extended, the tender offer is scheduled to expire at 12:00 midnight, New York City time, on April 2, 2010.
     Following completion of CF Industries’ exchange offer, a subsidiary of CF Industries will merge into Terra and any Terra stockholders that did not tender their shares into CF Industries’ exchange offer will receive in the merger the same consideration paid in the CF Industries exchange offer. The merger will require the approval of Terra’s stockholders unless CF Industries owns at least 90% of the outstanding shares of Terra common stock following completion of its exchange offer, and, if necessary, after CF Industries’ exercise of the top-up option under the terms of the merger agreement.
     Terra’s Board of Directors has determined that the CF Industries offer is in the best interests of the Company’s stockholders. ACCORDINGLY, THE TERRA BOARD OF DIRECTORS RECOMMENDS THAT YOU ACCEPT THE OFFER BY TENDERING YOUR SHARES PURSUANT TO THE EXCHANGE OFFER.
     In addition to the Solicitation/Recommendation Statement on Schedule 14D-9 that accompanies this letter, also enclosed is CF Industries’ Offer to Exchange and related materials, including a Letter of Transmittal for use in tendering shares. WE URGE YOU TO READ THE ENCLOSED SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, THE OFFER TO EXCHANGE AND THE OTHER MATERIALS CAREFULLY.
     If you have any questions regarding the exchange offer or the enclosed offering materials, please direct them to CF Industries’ Information Agent for the exchange offer, Innisfree M&A Incorporated, toll-free at (877) 456-3507.
Thank you for your continued support,

Mike Bennett	Steve Wilson
President and CEO	Chairman, President, and CEO
Terra Industries Inc.	CF Industries Holdings, Inc.